

Sun Life Announces Intended Renewal of Normal Course Issuer Bid

TORONTO, ON – May 8, 2025 — Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) (the "Company" or "Sun Life") announced today its intention to renew its normal course issuer bid, subject to the approval of the Office of the Superintendent of Financial Institutions ("OSFI") and the Toronto Stock Exchange (the "TSX").

The Company's normal course issuer bid that commenced on August 29, 2024 (the "2024 NCIB") permits the repurchase of up to 15,000,000 common shares, 13,018,997 of which have been repurchased as of May 7, 2025. Once the Company has repurchased all 15,000,000 common shares under the 2024 NCIB (the "2024 Repurchased Shares"), the Company expects to establish a new normal course issuer bid under which the Company will be permitted to purchase up to an additional 10,000,000 of its common shares (the "2025 NCIB"), subject to the receipt of applicable approvals from OSFI and the TSX. The 2025 NCIB will expire on the date that is 12 months after its commencement or such earlier date as the Company may determine. The 2025 NCIB will provide the Company with the flexibility to acquire common shares in order to return capital to shareholders as part of its overall capital management strategy.

Purchases under the 2025 NCIB may be made through the facilities of the TSX, other Canadian stock exchanges, the New York Stock Exchange, and/or alternative trading platforms in Canada and the United States, at prevailing market rates. Subject to regulatory approval, purchases under the 2025 NCIB may also be made by way of private agreements or share repurchase programs under issuer bid exemption orders issued by securities regulatory authorities. Any purchases made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. The actual number of common shares purchased under the 2025 NCIB, and the timing of such purchases (if any), will be determined by the Company. Any common shares purchased by the Company pursuant to the 2025 NCIB will be cancelled or used in connection with certain equity settled incentive arrangements.

From time to time, when the Company does not possess material non-public information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of common shares of the Company at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company's broker will be adopted in accordance with applicable Canadian and U.S. securities laws.

As of May 7, 2025, the Company had purchased on the TSX, other Canadian stock exchanges and/or alternative Canadian trading platforms, 13,018,997 common shares out of the 15,000,000 common shares it was authorized to repurchase under the 2024 NCIB, at a weighted average price paid per common share of approximately $80.79. In accordance with the requirements of the TSX, because the Company is renewing its normal course issuer bid before the 2024 NCIB expires, the total number of common shares that the Company repurchased under the 2024 NCIB will be deducted from the maximum number of common shares that the Company may purchase under the 2025 NCIB. Accordingly, the Company will seek TSX approval to purchase 25,000,000 common shares under the 2025 NCIB, being the aggregate of 10,000,000 common shares and the 2024 Repurchased Shares, representing approximately 4.1% of the 564,731,703 common shares issued and outstanding as at May 5, 2025.

Forward-Looking Statements

From time to time, the Company makes written or oral forward-looking statements within the meaning of certain securities laws, including the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements contained in this news release include statements (i) relating to the renewal of the normal course issuer bid (including, but not limited to, statements relating to the repurchase of the 2024 Repurchased Shares, the size of the 2025 NCIB and the entrance by the Company into a pre-defined plan with its broker), (ii) that are predictive in nature or that depend upon or refer to future events or conditions, and (iii) that include words such as "intends", "expects", "will" and similar expressions. The forward-looking statements made in this news release are stated as at May 8, 2025, represent the Company's current expectations, estimates and projections regarding future events and are not historical facts. These statements are not a guarantee of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Some of these assumptions and risks and uncertainties are described further in the Company's management's discussion and analysis for the year ended December 31, 2024 under the heading "Forward-looking Statements", in the risk factors set out in the Company's annual information form for the year ended December 31, 2024 under the heading "Risk Factors", and in the Company's interim management's discussion and analysis for the quarter ended March 31, 2025 under the heading "Risk Management", in the other factors detailed in the Company's annual and interim financial statements and in the Company's other filings with Canadian and U.S. securities regulators, which are available for review at www.sedarplus.ca and www.sec.gov, respectively. Actual results may differ materially from those expressed, implied or forecasted in such forward-looking statements and there is no assurance that OSFI and/or the TSX will approve the 2025 NCIB or that any common shares will be purchased under the 2025 NCIB.

The Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this news release or to reflect the occurrence of unanticipated events, except as required by law.

About Sun Life
Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the U.S., the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2025, Sun Life had total assets under management of $1.55 trillion. For more information, please visit sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

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To contact Sun Life media relations, please email Media.Relations@sunlife.com

To contact Sun Life investor relations, please email Investor_Relations@sunlife.com